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     POINTS.COM AND TRUITION TEAM UP TO OFFER PRODUCTS TO LOYALTY PROGRAMS

TORONTO -- APRIL 03, 2006 -- Points International Ltd. (TSX: PTS; OTCBB:
PTSEF)-owner and operator of the world's leading reward-management portal, Points.com-today announced it has entered into a strategic partnership with Truition Inc., a leading provider of On Demand eCommerce solutions.

Points International and Truition have partnered to deliver Truition's online Storefront and online Auction solutions to the reward program industry. In addition, Points.com will facilitate the sale of several airline frequent flyer currencies to Truition's existing and potential customers via its AirIncentives product.

"We are very excited to be working with Truition," said Points International Ltd. President Christopher Barnard. "Truition has a proven and versatile eCommerce platform, while Points.com has a large and growing network of loyalty program partners and recognized expertise in the merchandising of its products. The partnership will allow for quick and efficient implementation of proven products that enhance any customer loyalty program."

"Points International has partnered with a number of the world's largest loyalty programs" said Butch Langlois, President and CEO of Truition. "With Truition and Points.com working together, companies that offer loyalty programs to their customers will now be able to build on that loyalty by using Truition's CMS platform to streamline and simplify the online redemption of rewards points."



ABOUT POINTS INTERNATIONAL LTD.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage(R) program, Amazon.com, Starbucks, Aeroplan(R), AsiaMiles(TM), Cendant TripRewards(R), Delta SkyMiles(R), Gold Points Reward Network, InterContinental Hotels Group's Priority Club(R) Rewards, and S&H greenpoints. Website: http://www.points.com



ABOUT TRUITION INC.

Founded in 1998, Truition is a leading provider of On-Demand eCommerce solutions. The company enables enterprise and mid-market organizations to effectively outsource key elements of their online operations. Truition's line of storefront, auction and sales channel automation products are used by some of the world's most recognizable brands, including Major League Baseball, ShopNBC, British Airways, Toshiba and Sirius Satellite Radio.

More information about Truition can be found online at: http://www.truition.com



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For more information contact:

POINTS INTERNATIONAL LTD.:

FOR INVESTOR RELATIONS:
Steve Yuzpe, CFO, Points International Ltd.
(416) 596-6382
steve.yuzpe@points.com


Ed Lewis, CEOcast, Inc. for Points International,
(212) 732-4300


FOR PARTNERSHIPS AND OTHER INQUIRIES:
Christopher Barnard, President, Points International Ltd.
(416) 596-6381
christopher.barnard@points.com


TRUITION INC.:
Monica Dargan
Truition Marketing Manager
Tel. 416.673.4233
monicadargan@truition.com